SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 2060 GGERSTMAN@SIDLEY.COM

January 29, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Tina Chalk

Joshua Shainess

Re:       Diplomat Pharmacy, Inc.
Schedule 14D-9
Filed January 9, 2019
File No. 005-88619

Ladies and Gentlemen:

On behalf of Diplomat Pharmacy, Inc., a Michigan corporation (the “Company”), we write to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated January 21, 2020.  For convenience, the Staff’s comments are set forth below in italics, followed by the corresponding response of the Company.

Schedule 14D-9

Recommendation of the Board, page 17

1.   The disclosure on page 17 states that “the Board unanimously recommends that Company shareholders accept the Offer and tender their Shares to Purchaser in the Offer.” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state Diplomat Pharmacy’s position with respect to the Offer or alternatively clarify that the Board’s recommendation is being made on behalf of Diplomat Pharmacy. See Item 1000(f) of Regulation M-A for a definition of the term “subject company” in the context of Regulation M-A.

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U.S. Securities and Exchange Commission

January 29, 2020

Response:  The Company advises the Staff that the Board’s recommendation was made both on behalf of the Board and on behalf of the Company.  In response to the Staff’s comment, the Company has amended its Schedule 14D-9 to revise the statement noted by the Staff (and similar statements in the noted section) as follows:  “…the Board unanimously recommends (on behalf of itself and the Company) that Company shareholders accept the Offer and tender their Shares to Purchaser in the Offer.”

Reasons for the Recommendation,

Potentially Negative Factors, page 42

2.   Refer to the reference in the first bullet point regarding the Board’s observation that, following the announcement by the Company of its willingness to pursue strategic alternatives, the share price would likely have declined but for that announcement. Please revise to explain the basis for that belief.

Response:  In response to the Staff’s comment, the Company notes that the statement cited by the Staff is the Board’s belief based on the negative financial results and decrease in financial guidance issued by the Company, both simultaneously with the Company’s public announcement on August 9, 2019 that it was considering strategic alternatives and subsequently in the months that followed. More specifically, on August 9, 2019, the Company publicly announced a significant decrease in its previously-issued financial guidance for 2019 net loss, adjusted EBITDA and diluted EPS.  On November 12, 2019, the Company announced its financial results for the third fiscal quarter of 2019, disclosed the pending termination of a major specialty pharmacy network payor agreement and included disclosure in the Company’s Quarterly Report on Form 10-Q for its third fiscal quarter of 2019 that there was substantial doubt as to its ability to continue as a going concern. However, in response to the Staff’s comment, the Company has removed the parenthetical noted by the Staff, such that the bullet will read as follows:

“Offer Price.  The Board considered the fact that the Offer Price represents a discount of 31.2% to the closing price of the shares of Company Common Stock on December 6, 2019 (the last trading day prior to the approval of the Merger Agreement by the Board) and that the closing price of the shares of Company Common Stock during the period after the announcement by the Company of the commencement of a process to explore the Company’s strategic alternatives after market close on August 9, 2019 was generally higher than the Offer Price;”

Financial Projections, page 49

3.   The summarized financial projections include non-GAAP financial measures with no reconciliation to GAAP measures. In your response letter, please advise us how these

U.S. Securities and Exchange Commission

January 29, 2020

disclosures comply with Rule 100 of Regulation G or, alternatively, explain why compliance is not required.

Response:  The Company advises the Staff that consistent with the Staff’s responses to Questions 101.01 (October 17, 2017), 101.02 (April 4, 2018) and 101.03 (April 4, 2018) in the Compliance and Disclosure Interpretations issued by the Staff regarding Non-GAAP Financial Measures,1 it does not believe that the summarized financial projections included in the Schedule 14D-9 constitute “non-GAAP financial measures” under Item 10(e) of Regulation S-K or Regulation G because the projections are being included in the Schedule 14D-9 because they were provided to the Company’s financial advisor and/or to bidders in connection with the proposed business combination and the Company has determined that they may be material and that disclosure is required to comply with applicable law, including the anti-fraud and other liability provisions of the securities laws and the fiduciary duties of the Company’s board of directors under Michigan law.

Person/Assets, Retained, Employed, Compensated or Used

Solicitations/Recommendations, page 59

4.   You state that neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated any person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger. However, it appears that the Board’s recommendations is based, in part, on the advice and analysis provided by Foros, a financial advisor to the Company. In your response letter, please provide us with your analysis as to why Foros does not constitute a person employed, retained or compensated to make solicitations or recommendations to shareholders with respect to the Offer. See Item 1009(a) of Regulation M-A and the guidance available on our Web site at www.sec.gov under “Tender Offers and Schedules,” Section 14(d) and Regulation 14D, Q&A 159.01. Alternatively, please revise the Schedule 14D-9 to provide the required disclosure.

Response:  The Company notes for the Staff that it did not retain Foros to make solicitations or recommendations to its shareholders on its behalf in connection with the Offer or the Merger.  Nonetheless, the Company acknowledges the Staff’s comment, the requirements of Item 1009(a) of Regulation M-A and the views expressed in the C&DI cited above that notwithstanding the disclaimer included in Foros’ opinion, “a financial advisor engaged by the issuer’s board or independent committee to provide advice with respect to the tender or exchange offer and whose analyses or conclusions are discussed in the issuer’s Schedule 14D-9 is ‘indirectly employed, retained, or to be compensated’ to assist the issuer to make its Schedule 14D-9 solicitation or recommendation.” The

1  Available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

U.S. Securities and Exchange Commission

January 29, 2020

Company confirms that it has included in the Schedule 14D-9 a summary of all material terms of Foros’s engagement.

If you have any questions regarding the foregoing or Amendment No. 2 to Schedule 14D-9, please do not hesitate to contact me at (312) 853-2060 or Christopher R. Hale at (312) 853-2238.

Sincerely,

/s/ Gary D. Gerstman

cc:        Christina Flint, Senior Vice President, General Counsel and Secretary, Diplomat Pharmacy, Inc.